R.H. Daignault Law Corporation
1100 Melville Street, 6th Floor
Vancouver, B.C., V6E 4A6, Canada
Tel: 604.648.2511 Fax: 604.664.0671

MAIL STOP 6010

VIA EDGAR U.S. Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549 Attention: Song Brandon Phone: (202) 551-3621	Direct: 604.648.0527 E-mail: rene@rhdlawcorp.com July 12, 2005 Matter No.: 4007-004

Dear Ms. Brandon:

Re:	NSM Holdings, Inc. (the “Company”)
Form SB-2 Registration Statement
File No. 333-120993

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, the Company requests an accelerated review of its Form SB-2 Registration Statement for an effective date of Thursday, July 14, 2005 at 5:00 p.m.(EST), or as soon thereafter as practicable.

The Company is aware that the staff of the Securities and Exchange Commission has not made any review of the registration statement, as amended, and, accordingly, the filing with the Commission may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate. Further, the Company is also aware of its statutory responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The registration statement thereto has not been submitted to the NASD since no NASD members or affiliates will be participating in the transaction.

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I trust the above meets with your satisfaction. If you have any questions or require anything further please give me a call.

Thank you for your co-operation.

Yours truly,

R. H. Daignault Law Corp

Per: /s/ Rene Daignault

Rene Daignault
/rd
Enclosures
c: client

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